                                                          -----------------------
                      UNITED STATES                           OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION             -----------------------
                 WASHINGTON, D.C. 20549                   OMB Number: 3235-0058
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                       FORM 12B-25                        Expires: April 30, 2009
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                                                          Estimated average
              NOTIFICATION OF LATE FILING                 burden hours per
                                                          response. . .2.50
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                                                            SEC FILE NUMBER
                                                                 0-7282
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                                                               CUSIP NUMBER
                                                                205908106
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(CHECK ONE):   / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q
               / / Form N-SAR   / / Form N-CSR
               For Period Ended:  September 30, 2007
                                  ------------------

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                             Computer Horizons Corp.
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Full Name of Registrant

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Former Name if Applicable

                            2001 Route 46 - Suite 301
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Address of Principal Executive Office (Street and Number)

                              Parsippany, NJ 07054
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             |(a)   The reasons described in reasonable detail in Part III of
             |      this form could not be eliminated without unreasonable
             |      effort or expense;
             |
             |(b)   The subject annual report, semi-annual report, transition
             |      report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
/X/          |      N-CSR, or portion thereof, will be filed on or before the
             |      fifteenth calendar day following the prescribed due date;
             |      or the subject quarterly report or transition report on
             |      Form 10-Q or subject distribution report on Form 10-D, or
             |      portion thereof, will be filed on or before the fifth
             |      calendar day following the prescribed due date; and
             |
             |(c)   The accountant's statement or other exhibit required by Rule
             |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's report on Form 10-Q could not be filed without unreasonable effort or expense because the Registrant was unable to obtain all needed information by the filing due date.

SEC 1344 (05-06)    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Barbara Rodriguez                 973                     257-5030
     -----------------          -----------------         ------------------
          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). /X/ Yes    / / No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes    / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ON FEBRUARY 16, 2007, THE REGISTRANT SOLD SUBSTANTIALLY ALL OF ITS ASSETS IN TWO
SEPARATE TRANSACTIONS FOR CONSIDERATION OF $80 MILLION AND $57 MILLION,
RESPECTIVELY. IN CONNECTION WITH THOSE TRANSACTIONS, THE SHAREHOLDERS HAVE VOTED
IN FAVOR OF A PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION OF THE REGISTRANT.
ACCORDINGLY, SINCE THAT TIME, THE REGISTRANT HAS BEEN REPORTING, AND WILL
CONTINUE TO REPORT, AS AN ENTITY IN LIQUIDATION. A REASONABLE ESTIMATE OF THE
EARNINGS THE REGISTRANT WILL REPORT FOR THE THIRD QUARTER OF 2007 CANNOT BE MADE
UNTIL COMPLETION OF THE REGISTRANT'S FINANCIAL STATEMENTS FOR THE THIRD QUARTER
OF 2007.
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                             COMPUTER HORIZONS CORP.
                     --------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 9, 2007              By /s/ Barbara Rodriguez
       -------------------           ---------------------------------------
                                     Barbara Rodriguez, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1.    This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
      Rules and Regulations under the Securities Exchange Act of 1934.

2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
      Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
      General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
      Commission files.

3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.    Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.    Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
      Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of
      Regulation S-T (ss.232.13(b) of this chapter).